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                               March 1, 2022

       Jamie Samath
       Chief Financial Officer
       INTUITIVE SURGICAL INC
       1020 Kifer Road
       Sunnyvale, CA 94086

                                                        Re: INTUITIVE SURGICAL
INC
                                                            10-K for the Fiscal
Year Ended December 31, 2021
                                                            Filed February 3,
2022
                                                            File No. 000-30713

       Dear Mr. Samath:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       55

   1. We note your disclosure throughout the filing of your increased business level in China through your majority
owned joint venture with Shanghai Fosun Pharmaceutical Group.
                                                        Please describe to us
and revise disclosure in future filings to include discussion and analysis in
quantitative and qualitative terms related to your revenues that are attributable to China pursuant to
Item 303 of Regulation S-K, or explain to us why additional
                                                        disclosure is not
required. In addition, please explain to us whether there are any material concentrations of
revenues included in "OUS" net sales in Note 5 to your financial statements and describe
to us in further detail your methodology for attributing revenues from external customers
to individual countries. Refer to ASC 280-10-50-41.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Jamie Samath
INTUITIVE SURGICAL INC
March 1, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at (202) 551-3640 or Daniel Gordon, Senior Advisor, at
(202) 551-3486 with any questions.



FirstName LastNameJamie Samath                            Sincerely,
Comapany NameINTUITIVE SURGICAL INC
                                                          Division of
Corporation Finance
March 1, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName